Exhibit 99.1

YM BIOSCIENCES PRESENTS CYT387 AND CYT997 DATA AT INTERNATIONAL CANCER CONFERENCE

MISSISSAUGA, Canada - February 11, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX:YM), is presenting posters on its JAK1/2 inhibiting small molecule (CYT387)  and on its novel vascular disrupting agent (CYT997) at the Lorne Cancer Conference in Lorne, Victoria, Australia. CYT387 is an oral JAK1/2 inhibitor, originating from the seminal discovery of JAK1 and JAK2 kinases by Dr. Andrew Wilks, the founder of Cytopia Limited, now YM Australia. CYT997 is an orally-available agent with dual mechanisms of vascular disruption and cytotoxicity and has the potential to be broadly active against a range of tumor types.

The CYT387 poster, “A novel, potent and selective dual inhibitor of JAK1 and JAK2 for treatment of myeloproliferative neoplasms and cancer” was presented Thursday, February 11th at 7:30 pm AEDT.

Dr. Chris Burns, Research Director at YM Australia, presented the poster on CYT387 which is currently being investigated in a Phase I/II clinical trial for myelofibrosis at Mayo Clinic, in Rochester, MN. The poster describes important preclinical data obtained for CYT387 including comparison to other reported JAK inhibitors. In a number of different assays CYT387 is shown to be a potent and selective JAK1/JAK2 inhibitor, with a promising activity profile for treatment of myeloproliferative neoplasms (MPNs) and other diseases.

The CYT997 poster, “Vascular targeting and anti-tumour efficacy of orally administered CYT997 in combination with cisplatin in a DLD-1 human colon adenocarcinoma xenograft model.” is being presented Friday, February 12th at 8:00pm AEDT (4:00am EST).

Dr. Andrew Powell, Preclinical Project Manager at YM Australia, will present the poster on the vascular disrupting agent, CYT997, which is currently in a Phase II trial for glioblastoma multiforme, a brain cancer with very poor prognosis, despite multimodal treatment. The poster outlines data from preclinical studies demonstrating the profound vascular disrupting effects achieved with CYT997 through repeated oral daily dosing. In addition, data will be presented showing that a combination of the conventional chemotherapeutic agent cisplatin with daily dosing of CYT997 leads to an improved response in a model of colon cancer.

Additional information on the Lorne Cancer Conference is available at www.lornecancer.org. Abstracts for both posters will be posted at the time of presentation at www.ymbiosciences.com.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development. Together with the products from YM Australia (formerly Cytopia Limited), the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT 387, a JAK 1/2 small molecule inhibitor, CYT 997, a potent, vascular disrupting agent and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products discovered by YM’s recently acquired Australian subsidiary, YM Australia (formerly Cytopia Limited), include the JAK 1/2 inhibitor CYT387, and the novel VDA molecule CYT997. Both were discovered internally at Cytopia based on research led by Dr Andrew Wilks who identified the JAK 1/2 kinase enzymes. Both products are currently in clinical development. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com